November 27, 2024

Ali Mazanderani
Executive Chairman
Lesaka Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg, South Africa

       Re: Lesaka Technologies, Inc.
           Registration Statement on Form S-3
           Filed November 26, 2024
           File No. 333-283473
Dear Ali Mazanderani:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Eric Orsic, Esq.